                                                                      Exhibit 99.2

Nomad Foods

P.O. BOX 8016, CARY, NC 27512-9903
Nomad Foods Limited
Important Notice Regarding the Availability of Proxy Materials
Shareholders Meeting to be held on July 1, 2022
For Shareholders of record as of May 02, 2022
This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting.
To view the proxy materials, and to obtain directions to attend the meeting, go to: www.proxydocs.com/NOMD
To vote your proxy while visiting this site, you will need the 12 digit control number in the box below.
Under United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available on the internet.
For a convenient way to view proxy materials and VOTE go to www.proxydocs.com/NOMD
Have the 12 digit control number located in the shaded box above available when you access the website and follow the instructions.
If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year’s meeting, you must make this request on or before June 21, 2022
To order paper materials, use one of the following methods.
INTERNET www.investorelections.com/NOMD
TELEPHONE (866) 648-8133
* E-MAIL paper@investorelections.com
When requesting via the Internet or telephone you will need the 12 digit control number located in the shaded box above.
* If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located above) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material.
Nomad Foods Limited
Meeting Materials: Notice of Meeting and Proxy Statement & Annual Report
Meeting Type: Annual Meeting of Shareholders
Date: Friday, July 1, 2022
Time: 10:00 AM, Local Time
Place: No. 1 New Square, Bedfont Lakes Business Park Feltham, Middlesex, TW14 8HA
You must register to attend the meeting online and/or participate at www.proxydocs.com/NOMD
SEE REVERSE FOR FULL AGENDA

Nomad Foods Limited

Annual Meeting of Shareholders
THE BOARD OF DIRECTORS RECOMMENDS A VOTE:
FOR ON PROPOSALS 1 AND 2
PROPOSAL
1. Elect ten members of the Board of Directors for a one-year term expiring at the 2023 Annual Meeting of Shareholders.
1.01 Sir Martin Ellis Franklin, KGCN
1.02 Noam Gottesman
1.03 Ian G.H. Ashken
1.04 Stéfan Descheemaeker
1.05 James E. Lillie
1.06 Stuart M. MacFarlane
1.07 Victoria Parry
1.08 Amit Pilowsky
1.09 Melanie Stack
1.10 Samy Zekhout
2. Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2022 fiscal year.
3. Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.